Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 5 pages.

om LIMITED

Monday, 17 June 2002

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 2059
United States of America.

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

02042307

Item	**Date Lodged**	**Description**
1	7 May 2002	Company Announcement Re: New Scalpel Passes the Test
2	12 June 2002	Company Announcement Re: Queensland Scalpel to be Trailed in the US.

Should you require any further information, please do not hesitate to contact me.

Regards,

BRUCE KIEHNE
Managing Director.

dw 7/2 P

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

7 May 2002

New scalpel passes the test

A surgical scalpel designed by a Brisbane based biomedical company has been trialed for the first time during an operation at the Princess Alexandra Hospital and the instrument has been hailed a success and a breakthrough in safety standards.

The Occupational & Medical Innovations Ltd (OMI) designed scalpel was used by renowned Queensland surgeon, Professor Russell Strong when he operated on a patient undergoing abdominal surgery.

"The main difference between conventional scalpels and this design is in the safety features," Professor Strong said.

The OMI scalpel blade is encased in a protective sheath and can be attached to either a plastic or a traditional stainless steel handle. The safety sheath slides down when the scalpel is being used, but then slides back to cover the blade when not in use.

"The OMI scalpel can be rendered completely safe, which is very important in an operating theatre. Injuries can occur when scalpel blades are applied or removed from handles or simply when the instrument is being handled during an operation," Professor Strong said.

"Anything that leads to a safer working environment is a good thing."

Professor Strong knows just how dangerous scalpels can be. Several years ago, he sustained a deep cut to his hand, which severed a nerve, when a scalpel was mishandled in surgery. He said nursing staff in the operating theatre during the trial of the OMI scalpel were also very impressed with the safety features.

Bruce Kiehne, the Managing Director of OMI said the inspiration for the safety scalpel came from a television show.

"In this particular episode, one of the doctors was badly cut by a scalpel and my wife said there must be a way to prevent that from happening, so I started designing an instrument that would be as close as possible to a normal scalpel in weight, feel and appearance, but much safer," Mr Kiehne said.

"The prototype was developed and modified with input from leading doctors. Now we have an instrument, which is a Queensland invention, with the potential to reduce scalpel related injuries for health workers around the world."

It also has the potential to be a lucrative venture for the Logan based company. The worldwide market for scalpels is conservatively estimated at 1 billion units per year.

OMI has recently signed an agreement with a Shanghai based pharmaceutical equipment manufacturer, to produce commercial quantities of the safety scalpel. The scalpels will be delivered within six weeks and OMI then hopes to have the instrument used in Australian hospitals.

David Jenkins
Company Secretary

NOTE: Betacam footage of Prof. Strong using the OMI safety scalpel in surgery is available.

ASX Company Announcements Office
1300 300 021

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Queensland scalpel to be trialled in the US

A surgical scalpel designed by a Logan based biomedical company is to be put to the test in the US this month, with surgeons from thirty leading hospitals using the device in a mass trial.

The Occupational & Medical Innovations Limited (OMI) designed device will be exposed to some of the world's leading surgical specialists in the trial, organised by a major multi-national scalpel supplier.

"We're now being taken very seriously by some of the biggest multi-nationals in the world," said OMI founder and Managing Director Mr Bruce Kiehne.

The OMI scalpel has unique safety features and Mr Kiehne is confident exposure of this kind could lead to lucrative contracts.

"The US is introducing laws designed to minimise public liability suits. These insure that where a safety product is available it should be introduced and our scalpel falls into that category," he said.

The scalpel has already been trialled in Brisbane by leading Queensland Liver Transplant surgeon at the Princess Alexandra Hospital, Professor Russell Strong. He hailed the instrument as a success and a breakthrough in safety standards.

"The main difference between conventional scalpels and this design is in the safety features," Professor Strong said.

"The OMI scalpel can be rendered completely safe, which is very important in an operating theatre. Injuries can occur when scalpel blades are applied or removed from handles or simply when the instrument is being handled or passed during an operation," he said.

Professor Strong should know. He suffered a serious injury, severing a nerve and tendon in his right hand, from a mishandled scalpel. Mr Kiehne said that a similar scenario on a television program inspired him to invent the safety scalpel.

"In the program, one of the doctors was badly cut by a scalpel and my wife said there must be a way to prevent that from happening, so I started designing an instrument that would be as close as possible to a normal scalpel in weight, feel and appearance, but saf[illegible] Kiehne said.

In the OMI safety scalpel, the blade is encased in a protective sheath and can be attached to either a plastic or a stainless steel handle. The safety sheath slides down when the scalpel is being used, but then slides back to cover the blade when not in use.

"The prototype was developed and modified with input from leading doctors. Now we have an instrument, which is a Queensland invention, with the potential to reduce scalpel related injuries for health workers around the world."

The safety scalpel has the potential to be a lucrative venture for the Logan based company. The worldwide market for scalpels is estimated at 1 billion units per year. Mr Kiehne is confident the feedback from US surgeons will be as positive as that from Professor Strong.

"This is a very exciting time for OMI," said Mr Kiehne.

"We've come from very humble beginnings and an enormous amount of work has gone into getting the company to this stage and to know that we're now getting world-wide attention is quite an incredible feeling."

Bruce Kiehne
Managing Director

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 5 of 5 pages.